UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CLARUS THERAPEUTICS HOLDINGS, INC.
(Name of Issuer)

Shares of Common Stock, par value $0.0001 per share
(Title of Class of Securities)

18271L107
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18271L107	Schedule 13G	Page 1 of 7

1.	Names of Reporting Persons FFI Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,461,822 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,461,822 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,461,822 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 18271L107	Schedule 13G	Page 2 of 7

1.	Names of Reporting Persons FYI Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 280,349 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 280,349 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 280,349 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.2%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 18271L107	Schedule 13G	Page 3 of 7

1.	Names of Reporting Persons Olifant Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 260,324 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 260,324 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 260,324 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.1%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 18271L107	Schedule 13G	Page 4 of 7

1.	Names of Reporting Persons Bracebridge Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,002,495 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,002,495 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,002,495 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.3%

12.	Type of Reporting Person (See Instructions) OO, IA

CUSIP No. 18271L107	Schedule 13G	Page 5 of 7

Item 1.

(a)	Name of Issuer:

Clarus Therapeutics Holdings, Inc. (the “Issuer”).

(b)	Address of the Issuer’s Principal Executive Offices:

555 Skokie Boulevard, Suite 340, Northbrook, IL 60062

Item 2.

(a)	Name of Person Filing:

This joint statement on Schedule 13G is being filed by FFI Fund Ltd. (“FFI”), FYI Ltd. (“FYI”), Olifant Fund, Ltd. (“Olifant” and collectively with FFI and FYI, the “Funds”), and Bracebridge Capital, LLC (the “Investment Manager”), who are collectively referred to as the “Reporting Persons.”  The Investment Manager is the investment manager of each of the Funds.  The Reporting Persons have entered into a Joint Filing Agreement, dated as of September 17, 2021, a copy of which is filed with this Schedule 13G/A as Exhibit 99.1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)	Address of Principal Business Office:

The principal business office of the Reporting Persons with respect to the Shares reported hereunder is 888 Boylston Street, 15th Floor, Boston, Massachusetts 02199.

(c)	Citizenship:

The Investment Manager is a Delaware limited liability company.  Each of the Funds is a Cayman Islands exempted company.

(d)	Title and Class of Securities:

Shares of common stock, $0.0001 par value per share, of the Issuer (the “Shares”).

(e)	CUSIP Number:

18271L107.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A.

Item 4.	Ownership:

(a).          Amount beneficially owned:

As of the date hereof, the Reporting Persons, in the aggregate, may be deemed to beneficially own 2,002,495 Shares, which amount includes (i) the 1,461,822 Shares beneficially owned by FFI, (ii) the 280,349 Shares beneficially owned by FYI, and (iii) the 260,324 Shares beneficially owned by Olifant.

CUSIP No. 18271L107	Schedule 13G	Page 6 of 7

(b).          Percent of class:

As of the date hereof, the Reporting Persons, in the aggregate, may be deemed the beneficial owner of approximately 8.3% of Shares outstanding, which amount includes (i) 6.1% of Shares outstanding beneficially owned by FFI, (ii) 1.2% of Shares outstanding beneficially owned by FYI, and (iii) 1.1% of Shares outstanding beneficially owned by Olifant. The percentage of Shares beneficially owned by each Reporting Person is based on a total of 24,025,817 Shares outstanding as of December 15, 2021, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(3) with the SEC on December 23, 2021.

(c).          Number of shares as to which such person has:

FFI:

(i)             Sole power to vote or to direct the vote: 0

(ii)            Shared power to vote or to direct the vote: 1,461,822

(iii)           Sole power to dispose or to direct the disposition of: 0

(iv)           Shared power to dispose or to direct the disposition of: 1,461,822

FYI:

(i)             Sole power to vote or to direct the vote: 0

(ii)            Shared power to vote or to direct the vote: 280,349

(iii)           Sole power to dispose or to direct the disposition of: 0

(iv)           Shared power to dispose or to direct the disposition of: 280,349

Olifant:

(i)             Sole power to vote or to direct the vote: 0

(ii)            Shared power to vote or to direct the vote: 260,324

(iii)           Sole power to dispose or to direct the disposition of: 0

(iv)           Shared power to dispose or to direct the disposition of: 260,324

The Investment Manager:

(i)             Sole power to vote or to direct the vote: 0

(ii)            Shared power to vote or to direct the vote: 2,002,495

(iii)           Sole power to dispose or to direct the disposition of: 0

(iv)           Shared power to dispose or to direct the disposition of: 2,002,495

Each of the Funds has the power to vote and dispose of the Shares beneficially owned by such entity (as described above), and each of the Funds expressly disclaims beneficial ownership of any Shares not owned directly by it except to the extent of any pecuniary interest therein. The Investment Manager, as the investment manager of each of the Funds, has the authority to vote and dispose of all of the Shares reported in this Schedule 13G, but expressly disclaims beneficial ownership of any Shares not owned directly by it except to the extent of its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class:

N/A.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

N/A.

CUSIP No. 18271L107	Schedule 13G	Page 7 of 7

Item 8.	Identification and Classification of Members of the Group:

N/A.

Item 9.	Notice of Dissolution of Group:

N/A.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022

BRACEBRIDGE CAPITAL, LLC

BY:	/s/ Nancy Zimmerman

Name: Nancy Zimmerman
Title: Authorized Signatory

FFI FUND LTD.

BY:	/s/ Nancy Zimmerman

Name: Nancy Zimmerman
Title: Authorized Signatory

FYI LTD.

BY:	/s/ Nancy Zimmerman

Name: Nancy Zimmerman
Title: Authorized Signatory

OLIFANT FUND, LTD.

BY:	/s/ Nancy Zimmerman

Name: Nancy Zimmerman
Title: Authorized Signatory

[Signature Page to Schedule 13G]

EXHIBIT LIST

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons, dated as of September 17, 2021.